December 17, 2020

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Attention: Rebecca Marquigny, Esq.

RE:	Response to SEC Comments for the N-1A Filing (File number 333-234544) of Real Asset Strategies ETF (the “Fund”), a series of ETF Opportunities Trust (the “Trust”)

Dear Ms. Marquigny:

This letter provides the Trust’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you recently provided on October 6, 2020. The comments pertain to the Fund’s post-effective amendment No. 1 to the Trust’s registration statement on Form N-1A, which was filed on August 21, 2020 (the “Amendment”) under Rule 485(a) of the Securities Act of 1933. For your convenience, I have summarized your comments in this letter and provided the Trust’s response below each comment.

PROSPECTUS

Cover Page

1.	Comment: Per Item 1(a)(2) of Form N-1A, please associate the Fund’s ticker symbol with the Fund’s EDGAR class identifier and substitute the appropriate ticker symbol for the placeholder on the cover page. In addition, list the principal U.S. market or markets on which Fund shares will trade.

Response:          The requested changes will be made prior to the Fund’s effectiveness.

2.	Comment: Revise the back cover to provide a website and toll-free number where the prospectus along with the other documents required to be made available under the Rule 30e-3 of the Investment Company Act of 1940 (the (“1940 Act”) can be viewed and download.

Response:          The requested changes have been made.

Principal Investment Objective

3.	Comment: Revise the Fund’s investment objective to remove the references to the types of assets the Fund intends to invest in.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

ETF Opportunities Trust

December 17, 2020

Response:          The Trust has revised the investment objective to the following:

“The Real Asset Strategies ETF (the “Fund”) seeks to protect against inflation and provide diversification.”

Fees and Expenses of the Fund

4.	Comment: Revise the Fund’s disclosure directly underneath the section “Fees and Expenses of the Fund” to comply with the requirements of General Instruction 1(e)(i) of Form N-1A.

Response:          The Trust has revised the disclosure to reference the “example” as well. The disclosure now reads as follows:

“Investors purchasing shares on a national securities exchange, national securities association or over-the-counter trading system where shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table and example set forth below.”

5.	Comment: Add a footnote to the “Annual Fund Operating Expense” table indicating the Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

Response:           The Trust has added the following footnote to the “Annual Fund Operating Expense” table.

“2.          Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.”

6.	Comment: Provide the Staff with a completed version of the “Annual Fund Operating Expenses” and “Example” as part of your correspondence.

Response:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(1)	0.77%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	None
Acquired Fund Fees and Expenses(2)	0.07%
Total Annual Fund Operating Expenses	0.84%

(1)	Under the Investment Advisory Agreement, Real Asset Strategies, LLC (the “Adviser”), at its own expense and without reimbursement from the Fund, pays all of the expenses of the Fund, excluding the advisory fees, distribution fees or expenses under a Rule 12b-1 plan (if any), interest expenses, taxes, acquired fund fees and expenses, brokerage commissions and any other portfolio transaction related expenses and fees arising out of transactions effected on behalf of the Fund, credit facility fees and expenses, including interest expenses, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

(2)	Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

ETF Opportunities Trust

December 17, 2020

The Example table is listed below.

Name of Fund	1 Year	3 Years
Real Asset Strategies ETF	$86	$268

7.	Comment: Revise the section on “Portfolio Turnover” to remove the following sentence:

“This rate excludes the value of portfolio securities received or delivered as a result of any in kind creations or redemptions of the Fund’s shares.”

In addition, add the word “turnover” in front of “information” in the last sentence of the section.

Response:          The Trust has made the noted changes. The disclosure now reads as follows:

“The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. As of the date of this Prospectus, the Fund has not yet commenced operations and therefore does not have any portfolio turnover information available.”

Principal Investment Strategies

8.	Comment: Revise the “Principal Investment Strategies” section to include a more detailed description of how the investment selection process works. Include more information on how the Adviser’s asset allocation process works. Discuss what would lead the Adviser/Sub-Adviser to buy a security, sell a security, and hold a security.

Response:          The Trust has revised the “Principal Investment Strategies” discussion to address the noted comments.

9.	Comment: Please indicate whether the Fund’s investment strategy will result in significant transaction related costs. If it will, please add “Transaction Cost Risk” to your principal risks’ discussion.

Response:          The Trust has added the following risk information to the prospectus.

Transaction Cost Risk. Transaction costs refer to the charges that are associated with buying and selling securities for the Fund. As a result of the Fund’s expected high rate of portfolio turnover, the Fund will likely incur higher brokerage and custody charges than those associated with an average equity fund. These transaction costs and high borrowing fees increase the cost of your investment in the Fund.

ETF Opportunities Trust

December 17, 2020

10.	Comment: Explain how the Adviser forms its view of inflation. What does the Adviser use to measure inflation? Provide information on what types of assets will be invested in based on the Adviser’s view of inflation.

Response:          Inflation is not part of the investment model used to manage the Fund. Inflation risk is a risk the Adviser believes investors should consider and the Fund is designed to provide protection from rising/high inflationary periods. The Adviser does not try to predict or time inflation rate changes. The Fund invests in assets that have historically done well during periods of rising/high inflationary periods. The Adviser’s investment model determines the appropriate asset allocations based on current market conditions. The Fund will typically have some allocation to gold, commodities, and inflation-linked bonds and one asset class may be favored over another as the model determines appropriate.

11.	Comment: The Fund indicates that it will invest in inflation-indexed securities that are typically issued by the U.S. government, its agencies, or instrumentalities. The Fund also mentions it may invest in inflation-indexed securities that are issued by corporations. Clarify whether the Fund’s investments in inflation-indexed securities will be primarily through investments in Treasury Inflation-Protected Securities (“TIPS”) or will it also include investments in inflation-indexed securities that are issued by corporations. If the Fund intends to invest in both types of inflation-indexed securities as part of its principal strategy, please explain how inflation-indexed securities that are issued by corporations are considered real assets.

Response:          The Fund intends to invest primarily in TIPS and so the reference to investments in inflation-indexed securities that are issued by corporations has been removed from the “Principal Investment Strategies” discussion.

12.	Comment: Pleases clarify what you mean by “these assets” in the last sentence of the first paragraph in the “Principal Investment Strategies” section.

Response:          The Trust has revised the sentence to read as follows:

“The Fund will obtain its exposure to these asset classes primarily through direct investment in: individual issue inflation-indexed securities; futures contracts linked to commodities or commodities indices and/or gold; non-affiliated exchange traded products (ETPs) that may include but not limited to exchange traded funds (ETFs) and exchange traded notes (ETNs); publicly traded partnerships (PTPs) and Grantor Trusts; other registered investment companies (RICs); qualified publicly traded partnerships (QPTPs); passive foreign investment companies (PFIC); and, short-term cash instruments and money market funds.”

13.	Comment: Clarify whether the Fund’s investments in exchange-traded products include affiliated funds.

Response:          The Trust has clarified that its investments in exchange-traded products will be in non-affiliated funds. See Response 12 for the revision.

14.	Comment: Explain how the Fund’s investments in publicly traded partnerships (PTPs) and Grantor Trusts will satisfy its investment objective. Confirm that investments in PTPs and Grantor Trusts will be principal investments.

Response:          PTPs, QPTPs, PFICs and Grantor Trusts are legal structures that may be used to provide investors with access to investments in various types of commodities. For example, the Fund’s investments in gold and other natural resources are expected to include investments in PTPs and Grantor Trusts. Therefore, the Trust believes these investments will be principal to the Fund’s investment strategy. Additional disclosure regarding these investments has been added to the Fund’s Item 9 of Form N-1A discussion.

ETF Opportunities Trust

December 17, 2020

15.	Comment: Explain what you mean by “possible other publicly traded securities” in the last sentence of the first paragraph in the Principal Investment Strategies section.

Response:          The Trust has removed the noted text from the prospectus.

16.	Comment: Explain how the Fund is protecting investors from inflation.

Response:          The Fund is managed to protect investors from inflation by investing in the asset classes noted in the prospectus. As previously noted herein, the asset classes that the Fund will principally invest in have historically done well in rising/high inflation periods. The Fund is designed to provide investors with diversification from asset classes, such as traditional equity and bond portfolios, that have historically not performed as well in periods of rising/high inflation.

17.	Comment: Clarify what is meant by “varying maturities” in the sentence below. Does the Fund intend to limit its investments to a certain range of maturities, or will it invest without limit to maturity?

The Fund’s investments in inflation-indexed securities will ordinarily have varying maturities and will typically be issued by the U.S. government, its agencies, or instrumentalities.

Response:          The Trust has revised the disclosure to indicate that the Fund does not target a specific duration or maturity for the Fund’s investments and that average duration will vary based on interest rates. See the italicized text in Response 18 for the revised disclosure and this disclosure is part of the Item 9 discussion.

18.	Comment: Define what you mean by “typically” in the first sentence below. In addition, if the Fund intends to invest in inflation-indexed securities issued by corporations as a principal investment strategy remove the word “may” and replace with “will”.

“The Fund’s investments in inflation-indexed securities will ordinarily have varying maturities and will typically be issued by the U.S. government, its agencies, or instrumentalities. The Fund may invest in inflation-indexed securities issued by corporations.”

Response:          The Trust has revised the disclosure to the following:

“The Fund’s investments in inflation-indexed securities will be primarily issued by the U.S. government, its agencies, or instrumentalities and will be managed by the Sub-Adviser. Inflation-indexed securities (also known as inflation-protected securities) are debt securities whose principal amount is adjusted for inflation, unlike conventional debt securities that make principal and interest payments. These inflation-protected securities will include TIPS. The principal value of TIPS is adjusted for inflation (payable at maturity) and the semi-annual interest payments by TIPS equal a fixed percentage of the inflation-adjusted principal amount. The Sub-Adviser believes that by actively managing the portfolio of inflation-protected securities, for example by buying securities it believes are undervalued and selling its positions that it believes are overvalued, it can add value to the portfolio. The Sub-Adviser considers an inflation-protected security to be undervalued when its trading price is below its intrinsic value as determined by the Sub-Adviser and considers such security to be overvalued when its trading price is above its intrinsic value as determined by the Sub-Adviser. When determining an inflation-indexed security’s intrinsic value, the Sub-Adviser considers the timing of the security's cash flows, the values of cash flows associated with that timing, and contingent options associated with aspects of the security’s contractual structure. The Sub-Adviser does not target a specific duration or maturity for the Fund’s inflation-indexed securities and the average duration of the Fund’s portfolio of such securities may vary based on the Sub-Adviser’s outlook on interest rates. For example, the Sub-Adviser may extend the Fund’s duration in such securities during a period where interest rates appear to be flat or decreasing.  Modified duration is the measure of a bond’s or fixed-income portfolio’s sensitivity to changes in interest rates.  If the Fund’s portfolio of inflation-index securities had a modified duration of 8 and interest rates increase by 1% the Fund’s portfolio of such securities would drop in value by approximately 8%.”

ETF Opportunities Trust

December 17, 2020

19.	Comment: Explain what is meant by “actively managing” in the sentence noted below and how this will protect the Fund from inflation. What would represent an undervalued bond? What would represent an overvalued bond?

“The Sub-Adviser believes that by actively managing the portfolio of inflation protected bonds, for example by buying bonds it feels are undervalued and selling its positions in bonds it feels are overvalued, it can add value to the portfolio.”

Response:          See emboldened text in Response 18 for the revised disclosure. This disclosure is part of Item 4 and Item 9 discussion.

20.	Comment: Clarify what you mean by “broad commodities” in the sentence listed below. In addition, note that “soft commodities” are commodities that are grown and generally cannot be stored for long periods of time.

“The Fund may use futures contracts to gain exposure to gold and other broad commodities such as energy, industrial and precious metals and soft commodities, which include such items as grains, livestock, coffee, cocoa, sugar, corn, soybeans and fruit.”

Response:          The Trust has revised the sentence noted above to the following:

“The Fund may use futures contracts to gain exposure to commodities that include energy related products, metals and agricultural related products.”

21.	Comment: Clarify what the Fund’s inflation correlation strategy is. For example, will the Fund attempt to generate returns in excess of the rate of inflation as measured by the CPI.

Response:          The Fund is designed to provide protection from inflation, it does not try to correlate its returns to the rate of inflation. The Fund does not attempt to generate returns in excess of CPI or any other measure of inflation. The Fund invests primarily in assets that have historically done well during periods of rising/high inflation. The Adviser’s investment model determines the assets allocations for the Fund based on current market conditions.

ETF Opportunities Trust

December 17, 2020

22.	Comment: Explain the how the investment models work. When are the models applied? What do the models do? What would cause the Adviser to deviate from the models? Does the Adviser expect deviations to occur often? Who can modify the models and/or asset allocation process?

Response:          The Trust has revised its discussion of the Fund’s investment models to the following:

“The Adviser has developed an investment model that is used to determine the asset allocations for the Fund, but the Adviser does retain discretion. The Adviser does not anticipate major deviations from the model driven asset allocation process, but such deviations may occur in response to extreme market conditions. The asset allocation process can only be changed by the Adviser.

The Adviser’s model is quantitative and systematic, utilizing momentum and value factors to identify the different asset classes for investment. Momentum factors typically are reliant upon the continuance of an existing market trend while value factor investing seeks investments that are considered inexpensive. In the most basic terms, the model seeks to determine when an asset class (e.g. gold) is perceived to be attractive from an investment perspective compared to other asset classes given current market conditions. The Fund will typically have some allocation to gold, commodities and inflation-linked bonds and one asset class, including cash, may be favored over another as the model determines appropriate. The Adviser believes an allocation to these assets provides a level of protection during periods of rising and/or high inflation environments. The Adviser believes inflation risk should be considered by investors and protected against.

The Adviser and Sub-Adviser are responsible for determining the timing of trading and the actual securities selected for investment. When selecting ETPs for investment, the Adviser and/or Sub-Adviser will first compile a list of ETPs that provide the Fund with the desired asset class exposure and then further analyze the ETPs. The analysis may include, but is not limited to, their underlying cost structure, holdings, investment process, market liquidity, performance, operational and legal issues, diversification, time horizon, and tax related issues. The Adviser and Sub-Adviser will generally sell or reduce its exposure to an investment based on the results of the Adviser’s quantitative model. The Adviser’s quantitative model is generally run once a month, but asset allocations do not necessarily change monthly; however, at times, the Fund’s strategy may result in active and frequent trading of portfolio instruments to achieve its investment objective.

The Adviser, through its quantitative investment model, will actively manage the Fund’s portfolio across the different asset classes with the goal of providing investors with protection against an environment of rising and/or high inflation. The Adviser believes that actively managing the Fund’s exposure to gold, cash, commodities and inflation-linked securities can add value over a static allocation to one or more of these asset classes.”

23.	Comment: Explain what the “proprietary value and momentum factors” are.

Response:           See the italicized text in response 22. In addition, we removed “proprietary” from the sentence.

24.	Comment: Explain what “non-diversified” means in Plain English.

ETF Opportunities Trust

December 17, 2020

Response:           The Trust has revised the disclosure to the following:

“The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 as amended (the “1940 Act”), which means it may invest a greater percentage of its assets in a particular issuer.”

25.	Comment: Explain what is meant in the sentence listed below as it relates to why it might be more advantageous to have the Fund invest directly in certain exchange traded products or through the Fund’s Cayman Subsidiary.

“When managing the Fund’s portfolio, the Adviser will consider whether it is more advantageous to gain desired exposure more efficiently by investing in ETPs or its wholly-owned subsidiary incorporated in the Cayman Islands (the “Subsidiary”), which would in turn purchase and hold the investments.”

Response:          The Trust has revised the disclosure to the following:

“When managing the Fund’s portfolio, the Adviser will consider whether it is more advantageous to have the Fund invest directly in an asset or invest in the asset indirectly through its wholly-owned subsidiary incorporated in the Cayman Islands (the “Subsidiary”). Factors considered include but are not limited to cost, liquidity, diversification, time horizon, operational and legal considerations, and taxes. The Subsidiary may invest in futures and ETPs that provide exposure to the commodities markets. The level of the Fund’s investments in its Subsidiary will vary based on the use of certain securities whose income may not be treated as qualifying income for purposes of the 90% income requirement (See “Taxation Risk as it Relates to Investments in Subsidiary” for more information). The Fund will limit its investment in the Subsidiary to 25% of its total assets.”

26.	Comment: The following comments relate to the Fund’s Cayman Subsidiary.

(i)	confirm that the Subsidiary’s investment adviser complies with all requirements of Section 15 of the 1940 Act, the Fund and Subsidiary comply with Sections 8 and 18 of the 1940 Act on an aggregate basis, the Subsidiary complies with Section 17 of the 1940 Act and identify the Subsidiary’s custodian;

(ii)	file the Subsidiary’s investment advisory contract as an exhibit to the Fund’s registration statement since the Staff believes this is a material contract;

(iii)	confirm whether the Fund has received a private letter ruling from the IRS that Subsidiary income is qualifying income, and if not, the basis for making this determination;

(iv)	confirm whether the Fund has received an opinion of counsel that Subsidiary income is qualifying income and, if so, file the opinion as an exhibit to the Registration Statement;

(v)	disclose whether any of the Subsidiary’s principal investment strategies and principal risks are principal investment strategies and principal risks of the Fund on an aggregate basis;

(vi)	confirm that the Subsidiary’s fees and expenses are disclosed in the Fund’s fee table;

(vii)	confirm the Subsidiary, and its Board of Directors, has an agent of service in the United States and agrees to allow the Commission to examine its books and records maintained in compliance with Section 31 of the 1940 Act; and

(viii)	confirm the financial statements of the Subsidiary are consolidated with those of the Fund.

ETF Opportunities Trust

December 17, 2020

Response:

(i)	The investment adviser to the Subsidiary complies with all the requirements of Section 15 of the 1940 Act. The Fund and Subsidiary will comply with Sections 8 and 18 of the 1940 Act on an aggregate basis. The Subsidiary will comply with Section 17 of 1940 Act and the Subsidiary’s custodian is Citibank, N.A.

(ii)	The Subsidiary’s investment advisory contract will be filed as an exhibit to the Registration Statement.

(iii)	The Fund has not received a private letter ruling from the IRS that Subsidiary income is qualifying income for purposes of the 90% income test under Section 851(b)(2) of the Internal Revenue Code of 1986, as amended.

(iv)	The Fund has not received an opinion from counsel regarding the treatment of the Subsidiary’s income. However, the Fund has received guidance from Trust counsel and the Fund’s independent public accountant as it relates to Subsidiary income satisfying the definition of “qualifying income” for the purposes of the 90% income test under Section 851(b)(2) of the Internal Revenue Code of 1986, as amended.

(v)	The Fund and Subsidiary have identical principal investment strategies and risks, excluding the Subsidiary’s investments in commodities’, and will be monitored on an aggregate basis.

(vi)	The Subsidiary’s fees and expenses are not disclosed in the fee table. The Adviser has agreed to pay all the operating expenses of the Fund, including those of the Subsidiary out of its assets. In addition, the Subsidiary is not charged an investment advisory fee. The assets of the Subsidiary are combined with the Fund’s assets in calculating the Adviser’s fee.

(vii)	The Subsidiary, and its Board of Directors, has an agent of service in the United States and agrees to allow the Commission to examine its books and records maintained in compliance with Section 31 of the 1940 Act.

(viii)	The financial statements of the Subsidiary will be consolidated with those of the Fund.

27.          Comment:          Confirm whether “Gold-Related Risk” and “Health Crisis Risk” should be listed as principal risks in the summary section of the prospectus.

Response:           The Trust has added “Gold-Related Risk” to the “Principal Risks” in the summary section of the Prospectus. In addition, the Trust has moved “Health Crisis Risk” to the section titled “Other Risks for the Fund”.

28.          Comment:          Please remove one of the references to “Security Selection Risk” from the summary section of the prospectus.

Response:           The Trust made the requested change.

29.          Comment:          Revise ETF Structure Risk to make it less redundant. Delete the sub-risk “Not Individually Redeemable” if it is not applicable to retail investors or explain how it applies to a retail investor. Add the name of the exchange the Fund will be listed on. Consider removing the word “concentration” from the sub-risk “Authorized Participants (“APs”), Market Makers, and Liquidity Providers Concentration Risk”. Explain how the sub-risk “Costs of Buying and Selling Shares of the Fund” differs from the sub-risk “Not Individually Redeemable”.

ETF Opportunities Trust

December 17, 2020

Response:           Please see the revised ETF Structure Risk. The Trust believes the revised risk disclosure addresses each of the comments noted above.

ETF Structure Risk. The Fund is structured as an ETF and as a result is subject to special risks, including:

●	Trading Issues Risk. Although it is expected that shares of the Fund will remain listed for trading on NYSE ARCA (the “Exchange”), trading in Fund shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Fund shares inadvisable, such as extraordinary market volatility. There can be no assurance that Fund shares will continue to meet the listing requirements of the Exchange or will trade with any volume. There is no guarantee that an active secondary market will develop for shares of the Fund. In stressed market conditions, the liquidity of shares of the Fund may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than shares of the Fund. This adverse effect on liquidity for the Fund’s shares in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those Shares.

●	Market Price Variance Risk. The market prices of shares of the Fund will fluctuate in response to changes in the Fund’s net asset value (“NAV”) and supply and demand for Fund shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that Fund shares may trade at a discount to NAV. The market price of Shares may deviate from the value of the Fund’s underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the shares of the Fund bought or sold.

●	Authorized Participants (“APs”), Market Makers, and Liquidity Providers Risk. The Fund has a limited number of financial institutions that may act as APs. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, shares of the Fund may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

●	Costs of Buying or Selling Shares of the Fund. Due to the costs of buying or selling shares of the Fund, including brokerage commissions imposed by brokers and bid/ask spreads, frequent trading of shares of the Fund may significantly reduce investment results and an investment in shares of the Fund may not be advisable for investors who anticipate regularly making small investments.”

30.          Comment: Clarify what is the difference between “ETF Structure Risk” and “Exchange Traded Fund Risk”.

ETF Opportunities Trust

December 17, 2020

Response:           The Trust has revised “Exchange Traded Fund Risk” to the following:

“Investment Company Risk. An investment in other investment companies (including other ETPs) is subject to the risks associated with those investment companies, which include, but are not limited to, the risk that such fund’s investment strategy may not produce the intended results; the risk that securities in such fund may underperform in comparison to the general securities markets or other asset classes; and the risk that the fund will be concentrated in a particular issuer, market, industry or sector, and therefore will be especially susceptible to loss due to adverse occurrences affecting that issuer, market, industry or sector. Moreover, the Fund will incur duplicative expenses from such investments, bearing its share of that fund’s expenses while also paying its own advisory fees and trading costs.”

31.         Comment:           Add leverage risk to the Item 4 and Item 9 sections of the prospectus or explain why it does not apply to the Fund.

Response:           The Trust has added the following risk disclosure to the summary section of the prospectus. Similar disclosure has been added to the Item 9 disclosure.

“Leverage Risk. The Fund does not seek leveraged returns but as a result of the Fund’s use of certain derivatives it may create investment leverage. This means that the derivative position may provide the Fund with investment exposure greater than the value of the Fund’s investment in the derivative. As a result, these derivatives may magnify losses to the Fund, and even a small market movement may result in significant losses to the Fund.”

32.         Comment:           Revise the Fund’s Item 4 risk disclosure on investments in exchange traded notes to be a summary of the risks.

Response:           The Trust has revised the Item 4 disclosure of “Exchange Traded Notes Risks” to the following:

“ETN Risk. ETNs are senior, unsecured, unsubordinated debt securities of an issuer that are designed to provide returns that are linked to a particular benchmark. ETNs do not provide principal protection and may not make periodic coupon payments. ETNs have a maturity date and generally are backed only by the creditworthiness of the issuer. As a result, ETNs are subject to credit risk, which is the risk that the issuer cannot pay interest or repay principal when it is due.”

33.         Comment:           Revise “Fixed Income Risk” to comply with the requirements of Items 4 and 9 of Form N-1A and write the risk in Plain English.

Response:           The Trust has revised the Item 4 disclosure of “Fixed Income Risk” to the following:

“Fixed Income Risk. The market value of fixed income securities will change in response to interest rate changes and other factors, such as changes in the effective maturities and credit ratings of fixed income investments. During periods of falling interest rates, the values of outstanding fixed income securities and related financial instruments generally rise. Conversely, during periods of rising interest rates, the values of such securities and related financial instruments generally decline. Fixed income investments are also subject to credit risk.”

ETF Opportunities Trust

December 17, 2020

34.         Comment:           As it relates to the “Inflation-Protected Securities Interest Rate Risk” disclosure, explain what happens to these securities if inflation goes up. In addition, explain what the following sentence means.

“Therefore, the value of inflation-protected securities is anticipated to change in response to changes in “real” interest rates, which represent nominal (stated) interest rates reduced by the expected impact of inflation.”

Response:           The Trust has removed the sentence cited in the comment and revised its Item 4 “Inflation-Protected Securities Interest Rate Risk” disclosure to the following:

“Inflation-Protected Securities Interest Rate Risk. Inflation-protected securities may react differently from other fixed income securities to changes in interest rates. Because interest rates on inflation-protected securities are adjusted for inflation, the values of these securities are not materially affected by inflation expectations. Generally, if the inflation rate declines, the principal amount of the security will be reduced and, consequently, the amount of interest payable on the security will also be reduced. Because of this inflation adjustment feature, inflation-indexed securities usually have lower yields than conventional fixed-rate bonds. In addition, any increase in the principal amount of an inflation-indexed security is taxable currently as ordinary income, even though the investor does not receive the principal until maturity.”

35.         Comment:           As it relates to “Commodity Risk” explain what the risks are of investing directly in physical commodities.

Response:           The Trust has revised its Item 4 “Commodity Risk” disclosure to the following:

“Commodity Risk. Investing in physical commodities is speculative and can be extremely volatile. Market prices of commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; domestic and foreign political and economic events and policies; diseases; pestilence; technological developments; currency exchange rate fluctuations; and monetary and other governmental policies, action and inaction.

Commodity-Linked Derivative Risk. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs, and international economic, political, and regulatory developments. The Fund’s investments in commodities (including precious metals), may be owned through ETFs, Publicly Traded Partnerships (“PTPs”), Grantor Trusts, Passive Foreign Investment Company (“PFICs”), Qualified Publicly Traded Partnerships (QPTPs) and Exchange Traded Notes (“ETNs”), and can experience significant price fluctuations that can have a negative effect on the value of an investor’s shares. These securities may have exposure to underlying commodities through ownership of the actual commodity, or through commodity-linked derivative instruments.”

ETF Opportunities Trust

December 17, 2020

36.         Comment:           As it relates to “Wholly-Owned Subsidiary Risk” add information on what the specific risks are to retail investors due to the Fund’s investment in the Subsidiary.

Response:           The Trust has considered its “Wholly-Owned Subsidiary Risk” disclosure and believes it adequately addresses the risks it poses to retail investors. However, the Trust has revised its Taxation Risk discussion to be more specific as it relates to the tax risks associated with the Fund investing in its Subsidiary.

37.         Comment:           As it relates to “Taxation Risk” please explain what the impact would be to retail investors if the Fund fails to qualify as a RIC.

Response:           The Trust has revised its Item 4 “Taxation Risks” disclosure to the following:

“Taxation Risk as it Relates to Investments in Subsidiary. The Fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code although there is no guarantee. To do so the Fund must derive at least 90% of its gross income each taxable year from qualifying income. The Fund intends to hold certain commodity-related investments indirectly, through its Subsidiary. The Fund expects its income with respect to the Subsidiary will be qualifying income. However, there is a risk that the Internal Revenue Service (“IRS”) could issue regulations or other guidance holding, or could assert, that the Fund’s income with respect to the Subsidiary is not qualifying income for purposes of the Fund remaining qualified as a regulated investment company. In such circumstances, the Fund may fail to qualify as a regulated investment company or be required to make changes to its operations, which may affect the Fund’s ability to gain investment exposure to commodities. The Fund as well as Fund shareholders may also experience adverse tax consequences in such circumstances, including a federal income tax on its net income at regular corporate rates, as well as a tax to shareholders on such income when distributed as an ordinary dividend. The Adviser will carefully monitor the Fund’s investments in the Subsidiary to ensure that no more than 25% of the Fund’s total assets are invested in the Subsidiary to ensure compliance with Subchapter M.”

38.         Comment:           Review your “Principal Investment Strategies” section and remove all instances where you state “such as” as it relates to investments the Fund may make.

Response:           The Trust has removed the noted text.

39.         Comment:           Please note that certain risk factors included in response to Items 4 and 9 of Form N-1A are basically identical. Please modify these Items to comply the requirements of Form N-1A.

Response:           The Trust has revised its Item 9 risk disclosures to comply with the requirements of Form N-1A.

40.         Comment:           The discussion on “Gold-Related Risk” mentions SWAPS and options as principal investments by the Fund. If SWAPS and options are principal investments of the Fund add information on these investments to the “Principal Investment Strategies” section.

ETF Opportunities Trust

December 17, 2020

Response:           The Trust has removed the reference to SWAPS and options from the “Gold-Related Risk” disclosure. Neither are expected to be principal investments of the Fund.

STATEMENT OF ADDITIONAL INFORMATION

41.          Comment:           Verify that the Trust has provided all the information required by Item 19 of Form N-1A.

Response:           The Trust confirms that it has provided the information required by Item 19 of Form N-1A.

PART C

42.         Comment:            Explain why the Trust has not filed all the exhibits required by Item 28 of Form N-1A. Confirm that each exhibit identified in the exhibit index (other than an exhibit filed in eXtensible Business Reporting Language) includes an active link to the exhibit or previously filed exhibit.

Response:            The Trust intends to file all the items required by Item 28 of Form N-1A. The Fund is new and most of the items not previously filed are being finalized and are scheduled to be filed in future updates to the registration statement. The Trust intends to add active links to exhibits as required by Item 28 of Form N-1A.

* * * * * * *

The applicant believes that it has addressed the comments presented by the Staff. If you have any questions, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively